Prospectus
Eastman Kodak Shares Program
January 2, 2001


Program Highlights
Build your investment over time, starting with as little as $150

Your investment will continue to grow through automatic reinvestment of dividends

If you wish, you can easily add to your investment with automatic monthly payments

Invest up to $120,000 per year

Neither the Securities and Exchange Commission nor any state securities regulators has approved the common stock discussed in this Prospectus, nor have they determined whether this Prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.


Information about Eastman Kodak Company
Kodak is the world's largest manufacturer and marketer of imaging products and has one of the world's most recognized and respected brand names.

We make photographic films and papers for a wide range of consumer, entertainment, professional, business, and health-related uses. We develop, manufacture, and market traditional and digital cameras, photographic plates and chemicals, processing and audiovisual equipment, as well as document management products, applications software, printers, and other business equipment. We also provide photographic processing and repair and maintenance services.

Kodak products are sold throughout the world.

Eastman Kodak Company is a publicly traded company. Kodak shares are traded on the New York Stock Exchange. Our ticker symbol is EK.

If you have questions about Eastman Kodak Company, you may contact:
         Coordinator, Shareholder Services
         Eastman Kodak Company
         343 State Street
         Rochester, NY 14650-0205
         716-724-5492


A few words about why we are offering this Shares Program
We designed the Eastman Kodak Shares Program to give investors a way to systematically build their ownership interest in the Company. It is also designed to give our customers, suppliers and others a simple and convenient way to become shareholders of Kodak.
Before you decide to invest in Kodak stock, please read this booklet carefully. If you do invest, please keep this booklet with your permanent investment records, since it contains important information about the Program.

If you have questions about the Eastman Kodak Shares Program, please contact the Program Agent:
         Fleet National Bank
         Eastman Kodak Shares Program
         P.O. Box 43016
         Providence, RI  02940-3016
         800-253-6057


Description of Common Stock
Dividend Rights - Each share of Kodak common stock is entitled to the same dividend. Dividends are declared by the Board of Directors and paid by Kodak when the Board of Directors determines.

Voting Rights - Each shareholder is entitled to one vote for each share held. There are no cumulative voting rights. Shareholders are entitled to vote on all matters requiring shareholder approval under New Jersey law and Kodak's Restated Certificate of Incorporation and By-Laws, and to elect the members of the Board of Directors. Directors are divided into three classes. Each class has approximately the same number of directors. At each annual meeting of the shareholders, directors are elected for three (3) years and replace the directors whose terms have expired.

Liquidation Rights - If the Company is liquidated, shareholders of common stock are entitled to receive all assets of the Company which remain after the Company's debts are paid and the holders of preferred stock are paid.

Preemptive Rights - The common stock has no preemptive rights. There are no provisions for redemption, conversion rights, sinking funds, or liability for further calls or assessments by Kodak on the common stock.


A Summary of Important Program Features
|X| Any investor who wishes to make an initial purchase of Kodak stock may do so by completing an Enrollment Form and sending a US check or US money order (made payable to "EquiServe, L.P.-Kodak") to the Program Agent, Fleet National Bank.

|X| An investor may also enroll in the Program through the Internet. This can be done through the Program Agent's website (www.equiserve.com) or Kodak's website (www.kodak.com/go/shares).

|X| If you are not already a registered Kodak shareholder, the initial investment must be at least $150 (by check drawn on a US bank in US dollars). Additional investments may be made at any time with as little as $50 (by check drawn on a US bank in US dollars).

|X| You may also sign up to purchase shares through an automatic monthly transfer of $50 or more from your US bank account.

|X| Your dividends (or any portion you choose) will be automatically reinvested in Kodak stock.

|X| Each time you invest you will receive a statement that will show you the status of your account.

|X| If you already own shares of Kodak and have certificates for them, you may deposit them in the Program.

|X| The maximum amount you may invest through the Program is $120,000 (in US dollars) annually, per account.

|X| You may sell some or all of your shares through the Program Agent. Or, if you prefer to have complete control over the timing and price at which you sell, you may withdraw your shares, at no cost to you, and sell them through a broker of your choice.

|X| If you are enrolled in the Program through the Internet, you may sell your shares through the Internet.

|X|  See "Costs to the Participant" on page 9.


A Summary of Program Benefits
|X| You do not need to be a current Kodak shareholder, nor do you need to have a broker, in order to participate. Enrolling in the Program is easy. The Enrollment Form is designed to guide you through each step and to help you set up your account in a way that is best for you.

|X| You may start with a relatively small investment, which will help you diversify your financial assets.

|X| The automatic monthly investment feature can help you add to your investment over time in a systematic fashion.

|X| Your investment will continue to build through the automatic reinvestment of your dividends, until you tell us to stop. Then, your dividends may either be mailed to you or deposited directly in your bank account.

|X| Keeping track of your account and entering into new transactions is also easy. The statement includes a form that will help you make additional investments, sales, or withdrawals - all of which may also be handled by contacting the Program Agent by mail or through the Internet.

|X| You won't have to worry about your Kodak stock certificates being lost or stolen, wonder where they are, or have to deliver them when you want to sell.

|X|  The Program offers you flexibility when you decide to sell your shares.


Who May Participate in the Program
All US citizens are eligible to join the Program, whether or not they are currently shareholders.

Foreign citizens are eligible to participate as long as their participation would not violate any laws in their home countries.


How to Enroll
You may join the Program at any time by completing an Enrollment Form and returning it to the Program Agent. Please note that there will be an initial set-up fee of $10 for all new accounts enrolled in the Program. All fees will be deducted directly from the amount submitted for investment.

If you are a Kodak shareholder of record (that is, if you own Kodak stock registered in your name), simply fill out and return the Shareholder Authorization Form to sign up for reinvestment of dividends. The Shareholder Authorization Form provides for the purchases of additional shares of common stock through the options listed below.

It is also possible for any investor or current Kodak shareholder to purchase Kodak common stock and take full advantage of the Program by using the Internet. An investor may do this through the Program Agent's website (www.equiserve.com) or Kodak's website (www.kodak.com/go/shares). All investors or shareholders participating in the Program through the Internet will have access to an account summary area to review their Program transaction history and position summary. This summary may be printed and retained for record-keeping purposes.

To enroll, choose one of the following options:

Full Dividend Reinvestment - The Program Agent will apply all your dividends (including dividends on fractional shares) to purchase shares of common stock and deduct all applicable fees. You may also make additional investments in the Program.

Partial Dividend Reinvestment - The Program Agent will apply only the portion of your dividends you designate to purchase shares of common stock and deduct all applicable fees. The balance will be sent to you. You may also make additional investments in the Program.

Optional Cash Investment Only - This option permits you to make additional investments if you decide not to reinvest your dividends.

You may change your reinvestment option at any time by contacting the Program Agent.
If you do not currently own Kodak stock, or if you wish to establish a separate account (for example, an account with your spouse or as a custodian for a minor), fill out the Enrollment Form and return it to the Program Agent. You must enclose a check (drawn on a US bank in US dollars) or US money order (made payable to "EquiServe, L.P.- Kodak") for at least $150.

If you own shares of Kodak but they are held in the name of a bank or broker (that is, in "street name"), ask to have your shares registered in your name. Once this is done, you may enroll in the Program at any time using the Shareholder Authorization Form.

Your participation begins immediately when the Program Agent receives the signed Enrollment Form or Shareholder Authorization Form. Your Enrollment Form or Shareholder Authorization Form must be received by the Program Agent at least three (3) business days prior to the record date. Otherwise, the chosen portion of any dividends may not be reinvested until the following investment date. A fee equaling 5% of the amount of the shareholder's dividend to be reinvested, but not exceeding a maximum of $3.00, will be deducted from the dividend.

Cash and third party checks will not be accepted for optional cash investments. There will be a $5.00 fee and $0.05 per share commission charge for all optional cash investments made by check or money order.

If the Program Agent does not receive a payment from your bank for any reason, the requested purchase will be deemed void, and the Program Agent will immediately remove from your account any shares purchased in anticipation of receiving such funds. If the net proceeds from the sale of such shares are insufficient to satisfy the balance of the uncollected amounts, the Program Agent may sell additional shares from your account as necessary to satisfy the uncollected balance.

In addition, an "insufficient funds" fee of $25.00 will be charged. The Program Agent may sell shares from your account to satisfy any uncollected amounts.


How Shares Are Purchased and Priced
The Program Agent will buy shares twice each week, on Tuesday and Friday (or the next business day), on the open market through registered broker dealers with funds received not less than two (2) business days before the investment date. Please note that when you use the Internet to invest, your order must be placed by noon Eastern Time at least seven (7) business days prior to the investment date in order for the Program Agent to receive the funds in time for the investment deadline.

The purchase price for your shares will be the weighted average price per share paid by the Program Agent for all purchases made for the given investment date for Program participants.

In weeks in which a dividend is paid, investments may occur more than twice a week.

For automatic monthly purchases, the amount will be withdrawn from your bank account on the 20th of each month, or the next business day. A $2.00 fee plus a $0.05 per share commission will be charged for each investment.

For automatic monthly purchases, shares will be purchased on the last Friday (or the next business day) of the month, if your enrollment material is received by the last business day of the previous month.

The Program Agent will use your investment, less applicable fees and commissions, to purchase as many full shares as possible and will use any amount remaining to purchase a fraction of a share. Funds will not be returned once submitted to the Program Agent.


Costs to the Participant
         Initial Set-up             $10.00 one-time charge
         Automatic Cash Investment  $2.00 per investment
         Optional Cash Investment   $5.00 per investment
         Purchase Commission        $0.05 per share
         Dividend Reinvestment      5% of the amount reinvested up to a maximum
                                    of $3.00
         Sale Fee                   $15.00 per sale
         Sale Commission            $0.12 per share
         Insufficient Funds         $25.00


Safekeeping of Shares
This Program offers you the convenience of depositing your certificates for safekeeping. This feature protects against loss, theft, or destruction of stock certificates. To deposit shares of Kodak stock registered in your name into your Program account, send them to:
         Fleet National Bank
         Eastman Kodak Shares Program
         P.O. Box 43016
         Providence, RI  02940-3016

DO NOT sign your certificates and, because your stock certificates are valuable and expensive to replace if lost or stolen, we recommend that you use Registered Mail, insured for 2% of the market value of the stock.


How to Sell Shares You Acquired Through the Program
You may sell some or all of the shares in your Program account by writing or contacting the Program Agent. Each account statement you receive will have a form for this purpose. You may also sell your shares through the Internet at the Program Agent's website.

The Program Agent will typically process a sale request within five (5) business days from receipt. Once a sale is submitted to the Program Agent, the sale cannot be canceled. The sale price for your shares will be the weighted average price per share received by the Program Agent for all sales made that day for Program participants. A $15.00 service charge and a brokerage commission ($.12 per share) will be deducted from the sale proceeds.

Please note that the Program Agent is not able to accept instructions to sell on a specific day or at a specific price.

If you prefer, you may withdraw shares from the Program, at no cost to you, and sell them through a broker of your own choosing. Shares will normally be mailed to you within five (5) business days of receipt of your instructions.

If you sell a portion of your shares, the Program Agent will continue to reinvest the dividends on the rest of your shares up to the amount originally authorized by you.


How to Receive a Stock Certificate
Normally, stock certificates for shares purchased for you under the Program will not be issued, but shares will be registered in the name of the Program Agent or its nominee and credited to your account. However, you may request a stock certificate by contacting the Program Agent. There is no charge for this service. Stock certificates for fractional shares will not be issued.


How to Transfer Some or All of Your Shares
To transfer some or all of your shares to another person or entity, simply contact the Program Agent for transfer instructions/forms. You will be asked to send to the Program Agent these completed transfer forms. Your signature on these forms must be "Medallion Guaranteed" by a financial institution. There is no charge for this service.


How to Stop Participating in the Program
If you wish to stop reinvesting your dividends, simply contact the Program Agent. The Program Agent must receive your request at least seven (7) business days before the dividend payment date.

If you wish to stop automatic monthly investments, contact the Program Agent. The Program Agent must receive your request at least seven (7) business days before the withdrawal date for automatic monthly purchases.

If the request to stop participating is received after these dates it will be processed after the investment has occurred.

If you stop participating in the Program you will have the following options:

Certificates - You may request a stock certificate for all full shares in your account. Any fractional shares will be converted to cash at the current market price and you will receive a check for the proceeds of the sale. There is no charge for this service.

Certificates and Cash - You may request a certificate for any portion of your full shares and receive a check for the proceeds of the sale of the remaining full and fractional shares, less a $15.00 fee and brokerage commissions.

Cash - You may request conversion to cash of all of your full and fractional shares and receive a check for the proceeds of the sale, less a $15.00 fee and brokerage commissions.


Arrangements for Meetings of Shareholders
For any shareholder meeting, you will receive a proxy that covers all the shares you hold. The proxy allows you to indicate how you want your shares to be voted. Your shares will be voted only as you indicate.


Handling of Stock Splits, Rights Offerings and Other Distributions That Might Arise
If the Company declares a stock split or stock dividend, we will credit your account with the appropriate number of shares on the payment date.

In the event of a stock subscription or other offering of rights to shareholders, you will be entitled to such rights based on the number of shares credited to your account.


Tax Consequences
All dividends paid to you, whether or not they are reinvested or used to pay fees and commissions, are considered taxable income to you in the year they are received. Your reinvested dividends, including any fees or commissions, then become part of your "cost basis," which you will use in determining your taxable gain or loss at the time you sell your shares. The total amount of dividends, fees, and brokerage commissions will be reported to you and to the Internal Revenue Service shortly after the close of each year.

As required by law, all shares of stock that are sold through the Program Agent will be reported to the Internal Revenue Service. Any gain or loss, whether you sell through the Program Agent or through a broker of your own choosing, should be reported when you file your income tax return.

Be sure to keep your account statements for income tax purposes. If you have questions about the tax basis of any transactions, please consult your own tax advisor.

The foregoing is not a comprehensive summary of all of the tax considerations that may be relevant to a participant in the Program and does not constitute tax advice. The summary does not reflect every possible outcome that could result from participation in the Program and does not consider any possible tax consequences under various state, local, foreign or other tax laws. Each participant is urged to consult his or her own tax advisor regarding the tax consequences applicable to his or her particular situation before participating in the Program or disposing of shares purchased under the Program.


Dividends
Eastman Kodak Company normally pays dividends four (4) times a year, on the first business day of January, April, July and October, with record dates on the first business day of the preceding December, March, June and September.

Although the Program provides for the reinvestment of dividends, the declaration and payment of dividends will continue to be determined by the Board of Directors of Kodak in its discretion, depending upon future earnings, the financial condition of Kodak and other factors. The amount and timing of dividends may be changed, or the payment of dividends terminated, at any time without notice.


Program Statements
Each time you sell or purchase shares through the Program, whether by dividend reinvestment, additional investment or automatic purchases, the Program Agent will send you a statement showing the status of your account. Each statement includes a form for additional purchases, sales or withdrawals. You should retain these statements for income tax purposes.


Changes to the Program
We may add to, modify or discontinue the Program at any time. We will send you written notice of any significant changes.

Upon discontinuance of the Program, we will return to you any uninvested funds, issue free of charge a certificate for full shares credited to your account and pay you in cash for any fractional shares credited to your account at no charge.


Limitation of Liability
Neither Kodak nor the Program Agent will be liable for any act, or for any failure to act, as long as they have made good faith efforts to carry out the terms of the Program, as described in this Prospectus and on the forms that accompany each investment or activity.

Participants should recognize that neither Kodak nor the Program Agent can promise a profit or protect against a loss on the common stock purchased under the Program.


Governing Law
New York State law governs the terms and conditions of this document, the Enrollment Form, the Shareholder Authorization Form, the Automatic Investment Form and the account statements.


Additional Information
We must comply with the Securities Exchange Act of 1934, as amended. Accordingly, we file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (SEC). You may read and copy any reports, proxy statements or other information we file at the SEC's public reference rooms, including its public reference room at 450 Fifth Street, N.W., Washington D.C. Please call the SEC at 800-SEC-0330 for further information on its public reference rooms. You may also access our SEC filings at the SEC's Internet website (www.sec.gov).

This Prospectus is part of a registration statement on Form S-3 that we filed with the SEC to register the shares offered under the Program. It does not repeat important information that you can find in our registration statement, reports and other documents that we file with the SEC. The SEC allows us to "incorporate by reference," which means that we can disclose important information to you by referring you to other documents which are legally considered to be a part of this Prospectus. These documents are as follows:

1.  Kodak's Annual Report on Form 10-K for the year ended December 31, 1999.

2. Kodak's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000.

3. All documents filed by Kodak under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this Prospectus and prior to the termination of this offering.

You can get copies of these reports and other documents incorporated by reference in this Prospectus at no charge by contacting:
         Literature & Marketing Support
         Eastman Kodak Company
         343 State Street
         Rochester, NY 14650-0532
         716-724-2783

As you read the above documents, you may find some differences in information from one document to another. If you find differences between the documents and this Prospectus, you should rely on the statements made in the most recent document.

Our SEC filings are also available from our Internet website at www.kodak.com/go/shares.

You should rely only on the information contained in this document or incorporated by reference. We have not authorized anyone to provide you with information that is different.

After reading the Prospectus, you may contact the Program Agent at 800-253-6057 if you have any questions.


Use of Proceeds
The Company will not receive any proceeds since all shares will be purchased for the Program in the open market.


Legal Opinion
Mr. Gary P. Van Graafeiland, General Counsel and Senior Vice President of the Company, has passed upon the validity of the common stock being offered under this Program.


Experts
We have incorporated our consolidated financial statements in this Prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 1999, as amended, in reliance on the report of PricewaterhouseCoopers LLP, independent accountants. PricewaterhouseCoopers LLP gave this report on its authority as experts in auditing and accounting.


Website Addresses
The information on Kodak's website, the Program Agent's website, or the SEC's website is not incorporated by reference into this document and should not be considered to be part of this document. These website addresses are included in this document as inactive textual references only.

Program Agent:
         Fleet National Bank
         Eastman Kodak Shares Program
         P.O. Box 43016
         Providence, RI 02940-3016
         800-253-6057
         website address: www.equiserve.com

Eastman Kodak Company NYSE Ticker Symbol: EK

Kodak Internet website address: www.kodak.com

Kodak Investor's Center website address: www.kodak.com/go/shares